Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

ITEM 1:                                         NAME AND ADDRESS OF COMPANY

Biovail Corporation

7150 Mississauga Road

Mississauga, Ontario L5N 8M5

ITEM 2:                                         DATE OF MATERIAL CHANGE

April 21, 2008

ITEM 3:                                         NEWS RELEASE

The news releases attached hereto as Exhibits “A” and “B”, respectively, were issued by Biovail Corporation (“Biovail” or the “Company”) on April 21, 2008.  The press releases were distributed in Canada and the United States through Business Wire and were filed with the Toronto Stock Exchange and with each of the Canadian provincial securities regulatory authorities via SEDAR.  The releases have been filed as part of the Company’s Form 6-K via EDGAR with the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange.  Copies of the press releases were posted to the Company’s website at www.biovail.com.

ITEM 4:                                         SUMMARY OF MATERIAL CHANGE

Biovail announced changes to its senior management.  In particular, William Wells was appointed Chief Executive Officer of the Company, while Dr. Douglas Squires was appointed Chairman of the Board of the Company.  Both positions are effective May 1, 2008.

Separately, the Company announced the resignation of director Wilfred Bristow.

ITEM 5:                                         FULL DESCRIPTION OF MATERIAL CHANGE

The Board of Directors of the Company announced that William Wells had been appointed the Company’s new Chief Executive Officer effective May 1, 2008.  The Company further announced that Mr. Wells would remain on its Board of Directors and would also serve as President of the Company’s principal operating subsidiary, Biovail Laboratories International SRL.

The Company also announced that Dr. Douglas Squires, the current Interim Chairman and Chief Executive Officer had been appointed as Chairman of the Board effective May 1, 2008.

The Company further announced that Wilfred Bristow had tendered his resignation from the Company’s Board of Directors with immediate effect, due to his ongoing personal relationship with Eugene Melnyk.

The Company indicated that the Compensation, Nominating and Corporate Governance Committee continues to search for qualified new members to add further independent expertise to the Company’s Board of Directors and that it anticipates making an announcement in the near term.

ITEM 6:                                         RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:                                         OMITTED INFORMATION

Not applicable.

ITEM 8:                                         EXECUTIVE OFFICER

For further information, contact Nelson Isabel at 905-286-3250.

ITEM 9:                                         DATE OF REPORT

April 30, 2008.

EXHIBIT A

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL STRENGTHENS LEADERSHIP TEAM

William M. Wells Appointed Chief Executive Officer
Dr. Douglas Squires Appointed Chairman of the Board

TORONTO, Canada, April 21, 2008 – The Board of Directors of Biovail Corporation (NYSE/TSX: BVF) announced today that Bill Wells has been appointed the Company’s new Chief Executive Officer (CEO), effective May 1, 2008. Mr. Wells joined Biovail’s Board of Directors in 2005, and has been the Company’s Lead Director since June 30, 2007. As CEO, Mr. Wells will remain on the Company’s Board of Directors.

The Company also announced that the Board of Directors has appointed Dr. Douglas Squires as Chairman of the Board, effective May 1, 2008. Dr. Squires is the Company’s current Interim Chairman and Chief Executive Officer.

Mr. Wells has extensive financial and leadership experience with large, global companies, most recently as Chief Financial Officer (CFO) of Loblaw Companies Limited (Loblaw), Canada’s largest food distributor and a leading provider of general merchandise, drugstore and financial products and services. Prior to joining Loblaw, Mr. Wells was CFO of Bunge Limited in the United States, a leading global food and agri-business company. He led Bunge’s initial public offering on the New York Stock Exchange and was a key member of the management team that grew Bunge’s market valuation from $1.3 billion to over $10 billion.

“Bill Wells brings a unique skill set to the CEO position at an important time for the Company and its shareholders,” said Douglas Squires. “Bill has gained intimate knowledge of the Company’s business and operations from his service as a member of the Board and as Lead Director. He has significant experience in strategic financial management for global companies and in the deployment of assets to maximize return on capital and achieve key business objectives. Bill is exceptionally well qualified to lead Biovail in this new phase of the Company’s development.”

Bill Wells said: “Biovail is a great company with outstanding potential to deliver enhanced value for its shareholders. I look forward to executing the Company’s new strategic plan, which is currently being developed by the Board and management.”

Bill Wells added: “Loblaw has an outstanding group of people working on executing Loblaw’s turnaround plan, which I am confident will succeed.”

Consistent with Biovail’s historical practice and its corporate, operational and tax structure, Mr. Wells, as Biovail’s key decision maker, will be based in Barbados, where he will also serve as President of Biovail Laboratories International SRL, the Company’s principal operating subsidiary.

Michael Van Every, Chairperson of Biovail’s Audit Committee, speaking on behalf of the independent directors, said: “We are pleased to have the benefit of Dr. Squires’ extensive pharmaceutical experience continue at the Board level with his appointment as Chairman. We thank and commend Dr. Squires for his strong leadership as CEO over the past three years, a time of many challenges for the Company, and we look forward to his continued leadership in his role as Chairman.”

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the ability of the Company to execute its new strategic plan, the anticipated results of such plan and the implementation and results of the Company’s announced management and Board changes, and can generally be identified by the use of words such as “believe,”

“anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, availability of raw materials and finished products, the regulatory environment, the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

EXHIBIT B

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES RESIGNATION OF DIRECTOR BILL BRISTOW

Toronto, Canada, April 21, 2008 – Biovail Corporation (NYSE, TSX: BVF) today announced that Bill Bristow has tendered his resignation from the Company’s Board of Directors, effective immediately, due to his ongoing personal relationship with Eugene Melnyk.

The Compensation, Nominating and Governance Committee of the Board of Directors continues to search for qualified new members to add further independent expertise to the Board. Biovail anticipates making an announcement in this regard in the near term.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.